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                           October 29, 2021

       Brian Markison
       Chief Executive Officer
       Osmotica Pharmaceuticals plc
       400 Crossing Boulevard
       Bridgewater, NJ 08807

                                                        Re: Osmotica
Pharmaceuticals plc
                                                            Registration
Statement on Form S-3
                                                            Filed October 27,
2021
                                                            File No. 333-260529

       Dear Mr. Markison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Craig Marcus